Exhibit 2.18
PELANGIO MINES INC.
SPECIAL
SHAREHOLDERS
MEETING
NOTICE
OF
SPECIAL
SHAREHOLDERS MEETING
AND
MANAGEMENT INFORMATION
CIRCULAR
To Be Held:
April 22, 2008
1:00 P.M.
Toronto Board of Trade
Room A
4th Floor
1 First Canadian Place
Toronto, Ontario
[DELETED TEXT]

MATTERS TO BE ACTED UPON AT THE MEETING: THE ARRANGEMENT
The purpose of the Arrangement is to reorganize Pelangio and its present operations into two separate companies on a tax efficient basis. Upon the Arrangement becoming effective, each Shareholder of record will receive one share in each of Pelangio and Newco for each share of Pelangio such Shareholder held prior to the Arrangement becoming effective.
Pursuant to Section 193 of the ABCA and the Interim Order, we are requesting that Shareholders pass a special resolution approving the Arrangement. Under the Interim Order and the ABCA, the Special Resolution approving the Arrangement is required to be passed by a majority of not less than two-thirds of the votes cast by our Shareholders who vote for the resolution at a properly constituted meeting. Accordingly, Shareholders are being asked to consider and vote on the Special Resolution at the Meeting. A copy of the Special Resolution is attached hereto as Schedule A.
General
We entered into the Arrangement Agreement on March 17, 2008, with Newco, a newly formed company, pursuant to which we agreed, subject to the approval of our Shareholders and other conditions, to transfer the Spin-off Property to Newco. The Spin-off Property consists of all of the property of Pelangio other than 19 million Detour Shares and working capital in the amount of $500,000. The Spin-off Property includes Pelangio’s interest in the Ghana Properties and one million Detour Shares. Newco will focus its exploration efforts on the Ghana Properties and Pelangio’s remaining Canadian properties and in evaluating other opportunities.
Upon completion of the Arrangement, Pelangio will continue to hold the majority of our interest in Detour, comprising 19 million Detour Shares. Pelangio will also change its name to “PDX Resources Inc.”
Our Board of Directors has approved the Arrangement Agreement. The closing of the Arrangement is expected to occur by the end of the second quarter of 2008, and is subject to the following:
•	receiving any required regulatory approvals, including approval of the TSX, to the Arrangement and a favourable Advance Tax Ruling;

•	receiving shareholder approval of the Arrangement;

•	receiving the Final Order from the Court; and

•	other customary conditions.
See “Arrangement Agreement — Conditions to Closing”
Background to the Arrangement
In 2007, we sold our interest in our Detour Lake Property, which had reached a development stage, to Detour for a cash payment of $5,000,000 and 20 million Detour Shares. The value of the Detour Lake Property increased significantly since the Detour Transaction closed, along with the market price of the Detour Shares, and a significant discount in the market price of our Common Shares as compared to the net value of our holding of Detour Shares and our other assets developed and continues to exist. Accordingly, Management undertook a strategic review of the alternatives available to improve the identification and valuation of our key assets and thereby maximize shareholder value. Based on this review we determined that it would be in the best interest of Pelangio to separate our two most significant assets, being our equity position in Detour and our interest in the Ghana properties, into two separate companies, to enable the market to more accurately reflect the value of each group of assets. Pelangio will retain 19 million Detour Shares, a controlling interest in Detour. Newco will maintain a strategic focus on the Ghana Properties and on the exploration of under-valued and early stage exploration prospects and will also hold one million Detour Shares for investment purposes, which it may sell over time to meet cash flow needs.

On January 27, 2008, the Pelangio Board approved in principle a reorganization of our assets by way of a spin-off transaction in order to maximize shareholder value. Pelangio issued a news release on January 29, 2008 outlining the proposed corporate reorganization. On March 17, 2008, the Board approved entering into the Arrangement Agreement with Newco and the Plan of Arrangement.
Reasons for the Arrangement
The objective of the Arrangement is to (i) address the discount in our share price, which has not accurately reflected our holding of 20 million Detour Shares, and (ii) improve the market’s identification and valuation of Pelangio’s other properties, in particular Pelangio’s interest in its Ghana Properties. As noted above, due to the significant increase in the trading price of the Detour Shares, the trading price of our Common Shares is significantly discounted relative to our net asset value. Hence, our other assets are not being accorded any value in the market. Pelangio expects that the market will value these assets, including the Ghana Properties, more accurately following the Arrangement. The Arrangement will also allow Newco, which will hold the Ghana Properties and other properties, to focus on the acquisition and exploration of under-valued or early stage exploration prospects.
The Arrangement is expected to enhance the ability of each of Pelangio and Newco to pursue independent corporate objectives and strategies, with a view to maximizing shareholder value. In addition, we believe that the creation of two separate companies dedicated to the pursuit of their respective businesses will provide Shareholders with additional investment flexibility, as they will hold a direct interest in two companies, each of which is focused on different objectives.
Details of the Arrangement
The following description of the Arrangement is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is attached as Schedule B to this Information Circular, and the Plan of Arrangement, attached as Appendix I to the Arrangement Agreement. Each of these documents should be read carefully in its entirety.
Pursuant to the Plan of Arrangement, save and except for Dissenting Shares, on the Effective Date the following principal steps shall occur and be deemed to occur in the following order without further act or formality and with each transaction or event being deemed to occur immediately after the occurrence of the transaction or event immediately preceding it, as part of the Arrangement:
(a)	Pelangio’s articles shall be amended to:
(i)	change the designation of the existing “Common Shares” to “Class A Shares” and to change the rights, privileges, restrictions and conditions attached thereto, whether issued or unissued, so that the rights, privileges, restrictions and conditions attached thereto shall be as set out in Annex A to Schedule I of the Plan of Arrangement;

(ii)	create a new class of shares designated as “Common Shares”, in an unlimited number, having the rights, privileges, restrictions and conditions set out in Annex A to Schedule I of the Plan of Arrangement;

(iii)	create a new class of shares designated as “Class B Shares”, in an unlimited number, having the rights, privilege, restrictions and conditions set out in Annex A to Schedule I of the Plan of Arrangement;

(iv)	cancel the class of shares designated as “First Preferred Shares”, none of which have been issued or are outstanding; and

(v)	cancel the class of shares designated as “Second Preferred Shares”, none of which have been issued or are outstanding;

so that upon the completion of the amendments of the articles of corporation set forth above the authorized share capital of the corporation shall be as set out in Annex A to Schedule I of the Plan of Arrangement.

(b)	Pelangio’s central securities register for Common Shares shall be redesignated as the central securities register for the renamed and redesignated “Class A Shares”.

(c)	Each Pelangio Class A Share that is issued and outstanding on the Effective Date (other than shares held by dissenting Pelangio Shareholders) will be deemed to be exchanged (without any action on the part of the holder of the Pelangio Class A Shares) for one Pelangio New Common Share and one Pelangio Class B Share. No other consideration will be received by any holder of the Pelangio Class A Shares. Pelangio will not file a joint election under subsection 85(1) of the ITA with any holder of Pelangio Class A Shares in respect of this share exchange.

The aggregate stated capital of the Pelangio New Common Shares and Pelangio Class B Shares will not exceed the paid-up capital of the Pelangio Class A Shares immediately before the exchange and will be determined based on the proportion that the fair market value of the Pelangio New Common Shares or the Pelangio Class B Shares, as the case may be, is of the fair market value of all new Pelangio New Common Shares and Pelangio Class B Shares issued on the exchange.

Each Pelangio Shareholder shall be deemed to cease to be the holder of the Pelangio Class A Shares so exchanged, shall cease to have any rights with respect to such Pelangio Class A Shares and shall be deemed to be the holder of the number of Pelangio New Common Shares and Pelangio Class B Shares issued to such Pelangio Shareholder. The name of such Pelangio Shareholder shall be removed from the central securities register for Pelangio Class A Shares in respect of the Pelangio Class A Shares so exchanged and shall be added to the central securities register of the Pelangio New Common Shares and the Pelangio Class B Shares, respectively, so issued to such Pelangio Shareholder; each holder of the Pelangio Class A Shares thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such shares as described above.

(d)	The Pelangio Class A Shares, which were exchanged for the Pelangio New Common Shares and the Pelangio Class B Shares, shall be cancelled and the appropriate entry shall be made in Pelangio’s central securities registry.

(e)	Each holder of Pelangio Class B Shares will be deemed to transfer, with good and marketable title free and clear of all encumbrances, all such shares to Newco and shall cease to have any rights with respect to such Pelangio Class B Shares. As consideration for the Pelangio Class B Shares transferred to it, Newco will issue to each such holder, one Newco Common Share for each Pelangio Class B Share exchanged by it. Each holder of the Pelangio Class B Shares thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to exchange such shares as described above. Newco will not file a joint election under subsection 85(1) of the ITA with any holder of Pelangio Class B Shares in respect of this share transfer.

The stated capital account maintained in respect of the Newco Common Shares shall be increased by an amount equal to the PUC of the transferred Pelangio Class B Shares. In connection with such sale and transfer, each holder of Pelangio Class B Shares so sold and transferred shall be deemed to cease to be the holder of the Pelangio Class B Shares so sold and transferred and shall become the holder of the number of Newco Common Shares issued to such holder. The name of such holder shall be removed from the central securities register of the Pelangio Class B Shares in respect of the Pelangio Class B Shares so sold and transferred and shall be added to the central securities register of Newco as the holder of the number of the Newco Common Shares so issued to such holder, and Newco shall be and shall be deemed to be the transferee of the Pelangio Class B Shares so transferred and the name of Newco shall be entered in the central securities register of the Pelangio Class B Shares so sold and transferred to Newco.

(f)	Pelangio will sell and transfer the Spin-off Property to Newco in consideration for the issuance by Newco of the Newco Preferred Share having a fair market value equal to the Net Fair Market Value of the Spin-off Property. Pelangio shall be added to the central securities register of Newco in respect of the Newco Preferred Share so issued. Pelangio shall take all such actions and deliver all such documents as may be required to convey title to the Spin-off Property to Newco.

(g)	Pelangio will purchase for cancellation the Pelangio Class B Shares held by Newco in consideration for the issuance by Pelangio to Newco of the Pelangio Note having a principal amount and fair market value equal to the aggregate fair market value of the Pelangio Class B Shares purchased for cancellation. The repurchased Pelangio Class B Shares shall be cancelled and the appropriate entry made on the central securities register for the Pelangio Class B Shares.

(h)	Newco will redeem the Newco Preferred Share held by Pelangio in consideration for the issuance by Newco to Pelangio of the Newco Note having a principal amount and fair market value equal to the aggregate fair market value of the Newco Preferred Share so redeemed. The redeemed Newco Preferred Share shall be cancelled and the appropriate entry made on the central securities register for the Newco Preferred Share.

(i)	Pelangio will pay the principal amount of the Pelangio Note by transferring to Newco the Newco Note which will be accepted by Newco as full payment, satisfaction and discharge of Pelangio’s obligation under the Pelangio Note and simultaneously, Newco will pay the principal amount of the Newco Note by transferring to Pelangio the Pelangio Note which will be accepted by Pelangio as full payment, satisfaction and discharge of Newco’s obligation under the Newco Note. The Pelangio Note and the Newco Note will both thereupon be cancelled.

(j)	Pelangio will transfer the one Newco Common Share issued to Pelangio on incorporation to Newco for cancellation.

(k)	Pelangio’s articles shall be amended to:
(i)	cancel the class of shares designated as “Class A Shares”, none of which will be issued and outstanding at such time in accordance with the Plan of Arrangement;

(ii)	cancel the class of shares designated as “Class B Shares”, none of which will be issued and outstanding at such time in accordance with the Plan of Arrangement;

(iii)	change the rights, privileges, restrictions and conditions attached to the “Common Shares”, whether issued or unissued so that the rights, privileges, restrictions and conditions attached thereto shall be as set out in Annex B to Schedule I of the Plan of Arrangement; and

(iv)	change the name of the corporation from Pelangio Mines Inc. to PDX Resources Inc., so that upon the completion of the amendments of the articles of corporation set forth above, the authorized share capital of the corporation shall be as set out in Annex B to Schedule I in the Plan of Arrangement.

Pursuant to the Plan of Arrangement, Pelangio may amend, vary or supplement the Plan of Arrangement provided that any such amendment, variation or supplement must be filed with the Court and if made following the Meeting, approved by the Court and communicated to any person in a manner required by the Court.
Post-Arrangement Business of Pelangio and Newco
Post-Arrangement, Newco will hold the Ghana Properties and other properties of Pelangio excluding 19 million of the Detour Shares held by Pelangio. As described above, Newco will focus on developing the Ghana Properties and the acquisition and exploration of under-valued and early stage exploration properties. See Schedule C for a description of Newco’s business post-Arrangement and Schedule D for Newco’s financial statements, including pro forma financial statements reflecting the acquisition of the Spin-off Property.
Pelangio will continue to hold 19 million Detour Shares which will provide current Shareholders with an ongoing indirect interest in Detour and the Detour Lake Property. See Schedule E for a description of Pelangio’s business post–Arrangement and Schedule F for Pelangio’s pro forma financial statements reflecting the disposition of the Spin-off Property.
Newco Financing
Newco expects to complete an offering of 10% Promissory Notes in an aggregate principal amount of $3,000,000 prior to the date of the Meeting, pursuant to which the holders of such notes may elect to receive interest at maturity (being either the earlier of a six month term and the closing of Newco’s first equity financing of not less than $5,000,000) through either (i) a cash payment at maturity of 10% interest per annum or (ii) an issuance of bonus shares valued at 10% of the face value of the Promissory Note based on the issue price of Newco’s next equity financing. The terms of the financing are also expected to provide holders with the right to roll the face value of the Promissory Notes into Newco’s next equity financing.
The $3,000,000 Promissory Notes are to be secured by a pledge by Pelangio of one million Detour Shares until they are transferred to Newco on the Effective Date. The Promissory Notes will be subject to a commission of 2.5% of the gross proceeds raised and administration fee of $7,500 plus GST payable to Bolder Investment Partners, Ltd., the agent and the payment of any reasonable out of pocket expenses incurred by the agent. The agent is also entitled to be appointed lead agent for Newco’s next equity financing. The financing will be subject to the requirements of the TSX in respect of Pelangio and the requirements that may be imposed on Newco to qualify for a listing on an exchange or market. If market conditions require it, Newco may, subject to agreement with Pelangio, vary or amend the terms outlined above. Any such variation may result in further dilution of the Newco shareholders in excess of the dilution currently assumed and otherwise disclosed herein. See also “Available Funds” in Schedule C.
Arrangement Agreement
The following is a summary of the material terms of the Arrangement Agreement and is qualified in its entirety by the specific terms and conditions of such agreement. A copy of the Arrangement Agreement is attached as Schedule B hereto, and should be read carefully in its entirety.
Overview
For an overview of the Arrangement Agreement, see “General”.
Representations and Warranties
The Arrangement Agreement contains usual customary representations and warranties of each of Pelangio and Newco relating to, among other things: (i) good standing under their respective governing corporate law; (ii) corporate power and authorization in respect of the Arrangement; (iii) non-contravention of constating documents, material contracts, judgments, authorizations or laws; (iv) enforceability; (v) litigation matters; and (vii) no insolvency.
Covenants
The Arrangement Agreement contains covenants of each of Pelangio and Newco relating to, among other things: (i) the undertaking of reasonable efforts to satisfy the conditions precedent to the Arrangement; and (ii) to do all acts as may be necessary in order to carry out and give effect to the Arrangement.
We have also covenanted with Newco with respect to certain other matters, including to: (i) carry on business in the ordinary course; (ii) duly call and hold a special Shareholder meeting; (iii) seek the Interim Order and Final Order from the Court and all other consents and approvals as may be necessary; (iv) file the Information Circular in all jurisdictions where it is required to be filed and mail the Information Circular to all those who are entitled to receive it; and (v) to use all reasonable efforts to vigorously defend any legal proceeding challenging the Arrangement.
Newco has covenanted not to carry on any business or incur any obligation or liability except as contemplated in the Arrangement Agreement or as otherwise approved by Pelangio and to adopt the Newco Option Plan and grant Newco Options to holders of Pelangio Options. See “Effect of the Arrangement on Outstanding Pelangio Options and the Newco Option Plan”.
In connection with Newco’s intention to raise financing of approximately $3,000,000, we have agreed, provided the terms of such financing are acceptable to us to provide such guarantee and security as may be necessary to facilitate the financing and as is acceptable to us provided that we are provided with an indemnity by Newco, which indemnity is acceptable to Pelangio in its sole discretion, and unless otherwise agreed, that the guarantee terminates, and the security is released, effective on or before the Effective Date.
Pelangio and Newco have also covenanted to cooperate with each other after the Effective Date of the Arrangement as may be necessary to achieve the objectives of the Arrangement.
Termination
The Arrangement Agreement may, at any time before or after the holding of the Meeting but prior to the Effective Date, be unilaterally terminated by the Pelangio Board in its absolute discretion, for whatever reasons it may consider appropriate, without further notice to, or action on the part of, the Shareholders. Upon such termination, no party shall have any liability or further obligation to any other party hereunder.
Amendment
Subject to any mandatory applicable restrictions under the ABCA or the Final Order, the Arrangement Agreement, including the Plan of Arrangement, may at any time before or after the holding of the Meeting, but not later than the Effective Date, be amended by written agreement of Pelangio and Newco without further notice to or authorization on the part of the Pelangio Shareholders. The Plan of Arrangement may be withdrawn by Pelangio prior to the Effective Time. The Court may also amend the Arrangement Agreement in the Final Order.
Conditions of Closing
The Arrangement Agreement provides that the obligations of Pelangio and Newco to complete the Arrangement, and the obligation of Pelangio to file with the Registrar a copy of the Final Order and any other documents required to give effect to the Arrangement, are subject to the fulfillment of a number of conditions, including, but not limited to:
(a)	the Interim Order shall have been granted in form and substance satisfactory to Pelangio;

(b)	the Arrangement and the Arrangement Agreement, with or without amendment, shall have been approved at the Meeting by the Shareholders in accordance with the ABCA, the Interim Order and the requirements of any applicable regulatory authorities;

(c)	the Arrangement and the Arrangement Agreement, with or without amendment, shall have been approved by the directors of Pelangio and the directors of Newco;

(d)	the Final Order shall have been granted in form and substance satisfactory to Pelangio;

(e)	the TSX, TSX-V or another exchange or quotation system acceptable to the Pelangio Board shall have conditionally approved of the listing of the Pelangio New Common Shares and the Newco Common Shares issuable under the Arrangement, subject to compliance with the requirements of the TSX, TSX-V or such other exchange or quotation system, as the case may be;

(f)	receipt of the Advance Tax Ruling, in form and substance satisfactory to Pelangio, confirming that, based on the current provisions of the ITA and the regulations thereunder, the proposed Arrangement and related transactions will be treated for purposes of the ITA as a tax-deferred “butterfly” reorganization pursuant to paragraph 55(3)(b) of the ITA with no material Canadian federal income tax payable by any of Pelangio, Newco or their affiliates or Shareholders who hold their Common Shares as capital property;

(g)	all other consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders required, necessary or desirable for the Arrangement to become effective shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, in a form acceptable to Pelangio;

(h)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Arrangement Agreement;

(i)	notices of dissent, pursuant to Article 6 of the Plan of Arrangement shall not have been delivered by Shareholders holding greater than 1% of the issued and outstanding Common Shares; and

(j)	this Agreement shall not have been terminated under Article 6 of the Arrangement Agreement.
Except for the conditions in (a), (b), (c), (d), (e) and (j), above, any of the foregoing conditions may be waived by Pelangio, including in particular an Advance Tax Ruling. See “Risk Factors to the Arrangement”.
Approvals Necessary for the Arrangement
The Arrangement is subject to a number of approvals which must be obtained prior to implementation, including Shareholder, Court and regulatory approvals as follows:
•	approval of the TSX;

•	approval of the Exchange Control Authority of the Central Bank of Barbados to transfer the shares of Pelangio Mines (B) Inc.;

•	approval of the Ontario Ministry of Northern Development and Mines.

Shareholders Approval of the Arrangement
In order for the Arrangement to become effective, the Special Resolution must be passed, with or without variation, by at least two-thirds of the eligible votes cast at the Meeting. The full text of the Special Resolution is substantially set out in Schedule A attached to this Information Circular.
Court Approval of the Arrangement
A statutory plan of arrangement under the ABCA requires court approval. Prior to the mailing of this Information Circular, Pelangio filed the Petition attached hereto as Schedule H and obtained an Interim Order attached hereto as Schedule G. The Interim Order, among other things, provides for the calling and conduct of the Meeting. The Petition also includes the application for the Final Order of the Court. The Interim Order does not constitute approval of the Arrangement or the contents of this Information Circular by the Court. The hearing in respect of the Final Order is expected to be scheduled to take place before the Court on June 4, 2008, at approximately 10:00 a.m. (Calgary time), or as soon thereafter as counsel may be heard, at 611 — 4th St SW, Calgary, Alberta, subject to the adoption of the Arrangement by the Pelangio Shareholders at the Meeting.
Notice of the date for the hearing for the Final Order will be published in the Globe and Mail and any Shareholder may specifically request to be advised of the date by advising Pelangio in writing not less than five Business Days before the hearing of the application for the Final Order (as tentatively set out below). Our address for such purpose is 440 Harrop Drive, Milton, Ontario L9T 3H2, Attention: Corporate Secretary. Shareholders that have provided Pelangio with a notice of dissent in compliance with Section 191 of the ABCA, as modified by the Arrangement and the Interim Order, will receive notice of the date and time of the application for the Final Order not less than three Business Days before the hearing of the final application.
Any person affected by the Arrangement, including any Pelangio Shareholder, has the right to appear at such hearing and present evidence or argument, subject to the rules of the Court and any Court Order made. The Interim Order provides that any person wishing to appear in opposition to the petition for the Final Order must give Pelangio not less than three Business Days before the hearing of the final application notice of such person’s intention to do so.
The authority of the Court is very broad under the ABCA. We have been advised by our counsel that the Court may make any enquiry it considers appropriate and may make any order it considers appropriate with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness of the Arrangement to the Shareholders. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit.
The anticipated timetable for the completion of the Arrangement and the key dates proposed are as follows:

Record Date:	March 19, 2008

Special Meeting:	April 22, 2008

Final Court Approval:	June 4, 2008

Effective Date:	June 14, 2008

Mailing of Certificates:	June 16, 2008
The Pelangio Board and Newco Board will determine the Effective Date and the date for Mailing of Certificates for Newco Common Shares depending on when all the conditions to the completion of the Arrangement are satisfied. Notice of the actual Effective Date will be given to Shareholders through a press release and a TSX Bulletin when all the conditions to the completion of the Arrangement have been met or the Court and the Board of Directors are of the view that all transactions will be completed.
The foregoing timetable may be amended if all of the conditions to the completion of the Arrangement are not met or waived by May 27, 2008.
Consequences if Approvals Not Obtained
If the Arrangement is not approved by the Pelangio Shareholders, the Court or the TSX in the manner described above, the Arrangement will not be completed.
Conditions to the Arrangement Becoming Effective
For a list of conditions, see “Arrangement Agreement — Conditions of Closing”.
If any of the conditions set out in the Arrangement Agreement are not fulfilled or performed, Pelangio may terminate the Arrangement Agreement. As soon as practicable after the fulfillment of the conditions contained in the Arrangement Agreement, the Pelangio Board intends to cause a certified copy of the Final Order to be filed with the Registrar under the ABCA, together with such other material as may be required, in order that the Arrangement will become effective.
We believe that all material consents, orders, rulings, approvals and assurances required to complete the Arrangement will be obtained prior to the Effective Date in the normal course upon application therefore. However, there can be no assurance that all of the conditions to the Arrangement will be fulfilled prior to the Effective Date. The fulfillment of certain of the conditions may be waived by mutual agreement between Pelangio and Newco.
Notwithstanding the fulfillment or waiver of the foregoing conditions, the Pelangio Board may decide at any time before or after the Meeting and prior to the Effective Date not to proceed with the Arrangement, in which case the Arrangement Agreement will be terminated without any further action on the part of Shareholders or the Court. The Pelangio Board considers it appropriate to retain the flexibility not to proceed with the Arrangement should some event occur prior to the Arrangement becoming effective which in the opinion of the Pelangio Board makes it inappropriate to complete the Arrangement. The Special Resolution to be considered and passed by the Pelangio Shareholders at the Meeting authorizes such action by the Pelangio Board.
If the Special Resolution is not passed by an adequate majority of eligible votes at the Meeting, the Arrangement will not be completed and Pelangio will continue to hold and manage the Spin-off Property in the same manner as it presently does.
Distribution of Share Certificates
Pursuant to the Arrangement, the Common Shares will be renamed the “Class A Shares” and all such shares will be cancelled upon the exchange of such shares for the Pelangio New Common Shares and Pelangio Class B Shares. No new share certificates shall be issued with respect to such shares issued and outstanding in connection with the Arrangement.
All of the Pelangio Class B Shares issued to Shareholders will immediately be transferred to Newco in exchange for Newco Common Shares, and accordingly, Pelangio will not issue certificates representing the Pelangio Class B Shares to Shareholders.
After the Effective Time on the Effective Date, share certificates representing, on their face, Pelangio Class A Shares shall for all purposes be deemed to be share certificates representing Pelangio New Common Shares and no new share certificates shall be issued with respect to the Pelangio New Common Shares issued in connection with the Arrangement. These share certificates will be replaced over time by share certificates issued with Pelangio’s new name, for example when certificates are presented to Pelangio’s transfer agent for transfer. Shareholders will also be entitled to request a replacement share certificate reflecting the new name.
As soon as practicable after the Effective Time, Newco shall cause to be issued to the registered holders of Newco Common Shares at the Effective Time on the Effective Date, share certificates representing the number of the Newco Common Shares to which such holders are entitled following the Effective Date and shall cause such certificates to be delivered or mailed to such holder in accordance with the terms hereof.
Treatment of Fractional Interests
No fractional shares will be issued, and no cash will be paid in lieu thereof, by either Pelangio or Newco pursuant to the Arrangement. Any fractional interests resulting from the operation of the Arrangement will be rounded down to the nearest whole number.
Recommendations of the Board of Directors
THE PELANGIO BOARD BELIEVES THAT THE CONSIDERATION TO BE RECEIVED BY THE PELANGIO SHAREHOLDERS IS FAIR FROM A FINANCIAL POINT OF VIEW TO THEM AND THAT THE ARRANGEMENT IS IN THE BEST INTERESTS OF PELANGIO AND THE SHAREHOLDERS. ACCORDINGLY, THE PELANGIO BOARD HAS APPROVED THE ARRANGEMENT, AUTHORIZED THE EXECUTION OF THE ARRANGEMENT AGREEMENT AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF THE SPECIAL RESOLUTION.
In approving the Arrangement and in making this recommendation, the Pelangio Board considered a number of factors, including:
•	The determination by the Pelangio Board, after considering the recommendation of management, that the Arrangement is in the best interests of Pelangio to (i) address the discount in our share price, which has not accurately reflected our holding of 20 million Detour Shares, and (ii) improve the market’s identification and valuation of Pelangio’s other properties, in particular the Ghana Properties.

•	The Arrangement is expected to enhance the ability of each of Pelangio and Newco to pursue its independent corporate objectives and strategies, with a view to maximizing shareholder value. In particular, the Arrangement will allow Newco to focus on the development of the Ghana Properties and the acquisition and exploration of under-valued or early stage exploration prospects.

•	The creation of two separate companies dedicated to the pursuit of their respective businesses will provide Shareholders with additional investment flexibility, as they will hold a direct interest in two companies, each of which is focused on different objectives.

•	The procedures by which the Arrangement will be approved, including the requirement that the Special Resolution must be approved by a majority of not less than two-thirds of the votes cast by Shareholders, present in person or represented by proxy at the Meeting, that vote on the resolution, and approval by the Court, which will consider the fairness of the transaction.

•	The requirement that the Pelangio New Common Shares and the Newco Common Shares be listed on an exchange or quotation system as the Pelangio Board deems appropriate.

•	The opportunity for Pelangio Shareholders who are opposed to the Arrangement, upon compliance with the certain conditions, to dissent from the approval of the Arrangement in accordance with the Interim Order, and to be paid fair value for their Common Shares.

•	The expected tax treatment of Pelangio and the Shareholders under the Arrangement.

In reaching its determination, the Pelangio Board also considered and evaluated, among other things:
•	the conclusions of the management of Pelangio that the Arrangement should result in an increase in shareholder value;

•	the terms of the Arrangement, which will result in Shareholders continuing to directly and indirectly own immediately after the Arrangement becomes effective the same proportionate voting and equity interest in all of the assets currently held by Pelangio through their ownership of shares of both Pelangio and Newco;

•	information concerning the business, assets, financial condition, and operating results of Pelangio and Detour;

•	current industry, economic and market conditions and trends;

•	historical market prices and trading information with respect to the Common Shares and the Detour Shares;

•	the anticipated financial condition, results of operations and the business of Pelangio before and after giving effect to the Arrangement; and

•	the other options that were available to Pelangio.
In order for the Arrangement to proceed, a majority of at least two-thirds of the votes cast by Pelangio Shareholders, present in person or by proxy at the Meeting, in respect of the Special Resolution must be voted in favour of the Special Resolution. Unless otherwise instructed, the Common Shares represented in the enclosed form of proxy will be voted FOR the Special Resolution.
Intentions of Management
High River and certain directors and members of Pelangio’s senior management, including Ingrid J. Hibbard, President and CEO of Pelangio, and certain of their affiliates, holding in the aggregate approximately 21.96% of the issued and outstanding Common Shares, have indicated their intention to support and vote their Common Shares in favour of the Arrangement.
Stock Exchange Listing
The TSX has conditionally approved the continued listing of the Pelangio New Common Shares listed on the TSX in substitution for the Pelangio Class A Shares immediately upon completion of the Arrangement, subject to Pelangio complying with the conditional listing requirements of the TSX. There can, however, be no assurance as to whether Pelangio will be able to maintain its listing on the TSX.
Currently there is no market for the Newco Common Shares. It is a condition of the Arrangement that an exchange or market acceptable to the Pelangio Board shall have conditionally approved the listing of the Newco Common Shares. An application has been made to have the Newco Common Shares listed on the TSX-V. Listing will be subject to Newco meeting the original listing requirements of the TSX-V, receiving approval of the TSX-V and meeting all conditions of listing imposed by the TSX-V. In the event that the Newco Common Shares are not listed on the TSX-V, an application will be made to have the Newco Common Shares listed on such other exchange or quotation system as is deemed appropriate by the Pelangio Board. There can, however, be no assurance as to if, or when, the Newco Common Shares will be listed for trading on the TSX-V or any other such exchange or quotation system. There can, also be no assurance that Newco will not be required to make changes to its proposed future operations, including terms applicable to its proposed financing and other terms applicable to the Arrangement as a condition of obtaining listing.

Effect of the Arrangement on Outstanding Pelangio Options and the Newco Option Plan
Pelangio has an incentive stock option plan. The purpose of the Pelangio Option Plan is to assist us in attracting, retaining and motivating our and our subsidiaries’ directors, key officers, employees and other consultants and to closely align the personal interests of such directors, officers, employees, and consultants with those of our Shareholders by providing them with the opportunity, through Pelangio Options, to acquire our Common Shares. For a summary of the Pelangio Option Plan, see “Statement of Executive Compensation — Incentive Stock Option Plan.”
Pursuant to the terms of the Pelangio Option Plan and subject to the terms of the Arrangement, on the Effective Date, each outstanding Pelangio Option will be adjusted such that the holder will be entitled to acquire one Pelangio New Common Share at an adjusted exercise price, which adjusted exercise price shall be the exercise price of the Pelangio Option multiplied by (1 — the Butterfly Proportion) and all other terms applicable to the Pelangio Option shall continue to apply, mutatis mutandis, subject to the requirements that may be imposed by the TSX as a condition of Pelangio maintaining its listing which requirements have been accepted by Pelangio. Except as set out herein, the Pelangio Options will continue to be governed by and subject to the terms of the Pelangio Option Plan.
Also, pursuant to the Arrangement, Newco will adopt the Newco Option Plan and on the Effective Date shall grant each holder of a Pelangio Option one Newco Option for each Pelangio Option held on the Effective Date and each Newco Option shall entitle the holder to acquire one Newco Common Share on the same terms and conditions as applicable to the corresponding Pelangio Option except that the exercise price shall be adjusted by multiplying the exercise price of the corresponding Pelangio Option by the Butterfly Proportion and that such terms and conditions shall be subject to the requirements, if any, that may be imposed by the exchange or market on which the Newco Common Shares are or will be listed and provided such requirements are acceptable to Pelangio. On the Effective Date, the holder of a Pelangio Option will hold a Pelangio Option and a Newco Option and the aggregate exercise price of the Pelangio Option and the Newco Option will not be less than the exercise price of the Pelangio Option prior to the Effective Date.
The Newco Option Plan is similar to the Pelangio Option Plan, is summarized in Schedule C (see “Schedule C — Incentive Stock Option Plan” and attached to Schedule C as Appendix I).
The TSX requires us to obtain approval of our Shareholders for the Newco Option Plan as part of the Arrangement. Accordingly, the Special Resolution also approves the Newco Option Plan.
Fees and Expenses
Pursuant to the Arrangement Agreement, except as otherwise agreed by the parties, the expenses incurred in connection with the Arrangement, including without limitation, financial, advisory, accounting, and legal fees will be borne by Pelangio.
Securities Laws Considerations
Canadian Securities Laws
The issuance pursuant to the Arrangement of the Pelangio New Common Shares and the Newco Common Shares, as well as all other issuances, trades and exchanges of securities under the Arrangement, will be made pursuant to exemptions from the registration and prospectus requirements contained in applicable Canadian provincial securities legislation or, where required, exemption orders or rulings from various securities regulatory authorities in the provinces and territories of Canada where Shareholders are resident. Pelangio is currently a “reporting issuer” under the applicable securities legislation in the Provinces of British Columbia, Alberta, Ontario and Nova Scotia. Under Canadian Securities Administrators National Instrument 45-102 — Resale of Securities (and if required, orders and rulings from various securities regulatory authorities in the provinces and territories of Canada where Shareholders are resident), the Pelangio New Common Shares and Newco Common Shares received by Shareholders in connection with the Arrangement may be resold through registered dealers in Canadian provinces or territories without any “hold period” restriction (provided that no unusual effort is made to prepare the market or create a demand for these securities, no extraordinary commission or consideration is paid in respect of the sale and, if the seller is an insider or officer of the issuer, the seller has no reasonable grounds to believe that the issuer is in default of securities legislation). Resales of Pelangio New Common Shares and Newco Common Shares will, however, be subject to resale restrictions where the sale is made from the holdings of any Person or combination of Persons holding a sufficient number of Pelangio New Common Shares or Newco Common Shares, as the case may be, to affect materially the control of Pelangio or Newco, respectively.
The forgoing discussion is only a general overview of the requirements of Canadian securities laws for the resale of the Pelangio New Common Shares and Newco Common Shares. Holders of Pelangio New Common Shares or Newco Common Shares should seek legal advice prior to any resale of such securities to ensure the resale is made in compliance with the requirements of applicable securities legislation.
US Securities Laws
The issue of the Pelangio New Common Shares and the Newco Common Shares in connection with the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and exemptions provided under the securities laws of each state of the United States. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security which is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved by a court or by a governmental authority expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have a right to appear. Accordingly, the Final Order will, if granted, constitute the basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the above-named securities issued in connection with the Arrangement.
The restrictions on resale imposed by the U.S. Securities Act will depend on whether the holder of Pelangio or Newco securities, respectively, is or, following the Arrangement, will be an “affiliate” of the issuer of such securities. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer.
Persons who are not, and who following the Arrangement will not be, affiliates of Pelangio or Newco, respectively, may resell their Pelangio or Newco securities, as the case may be, in the United States without restriction under the U.S. Securities Act and, provided the recognized securities manual exemption or other exemption is available, under the securities laws of the states of the United States.
Persons who are, or who after the Arrangement will be, affiliates of Pelangio or Newco respectively, may not resell their Pelangio or Newco securities, as the case may be, unless such securities are registered under the U.S. Securities Act or are resold in compliance with the exemption from registration contained in Rule 145(d) under the U.S. Securities Act, or unless registration is not required pursuant to the exclusion from registration provided by Regulation S under the U.S. Securities Act.
In general, under Rule 145(d) as currently in effect, persons who are or after the Arrangement will be affiliates of Pelangio or Newco, respectively, will be entitled to resell in the United States during any three-month period that number of securities of the issuer that does not exceed the greater of one percent of the then outstanding class of securities or, if such securities are listed on a United States securities exchange or traded on a U.S. automated quotation system of a registered securities association, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to certain restrictions on manner of sale, aggregation rules and the availability of public information about the issuer. Affiliates of Pelangio or Newco, respectively, who are not affiliates of the issuer following the Arrangement, and who hold their securities of such issuer for a period of one year after the Arrangement, may resell such securities without regard to the volume and manner of sale limitations set forth in the preceding sentence, subject to the availability of certain public information about the applicable issuer. Affiliates of Pelangio or Newco, respectively, who are not affiliates of the issuer following the Arrangement, have not been affiliates during the three months preceding the date of sale, and who hold their securities of such issuer for a period of two years after the Arrangement, may resell such securities without any restrictions under the U.S. Securities Act and, provided the recognized securities manual exemption or other exemption is available, under the securities laws of the states of the United States.
Subject to certain limitations, all holders of Pelangio New Common Shares and Newco Common Shares outstanding after the Effective Date may immediately resell such securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. Generally, subject to certain limitations, holders of Pelangio or Newco securities following the Arrangement who are not affiliates of the respective issuer, or who are affiliates of such issuer solely by virtue of their status as an officer or director of the issuer may, under the securities laws of the United States, may resell their securities of such issuer in an “offshore transaction” (which would include a sale through the TSX or the TSX-V) if neither the seller, an affiliate of the seller, nor any person acting on their behalf engages in any “directed selling efforts” in the United States. For the purposes of Regulation 5, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the resale transaction. Certain additional restrictions and qualifications are applicable to holders of Pelangio or Newco securities who are affiliates of such issuer.
The foregoing discussion is only a general overview of the requirements of U.S. Securities Laws for the resale of the Pelangio New Common Shares and Newco Common Shares. Holders of Pelangio New Common Shares or Newco Common Shares are urged to seek legal advice prior to any resale of such securities to ensure that the resale is made in compliance with the requirements of applicable securities legislation. Resales of securities acquired in connection with the Arrangement may be required to be made through properly registered securities dealers.
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Risk Factors to the Arrangement
The following risk factors should be considered by Shareholders in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Information Circular and the risk factors disclosed in our AIF and MD&A for our year ended December 31, 2006 and our recent interim period ended September 30, 2007. In addition to the risk factors relating to the Arrangement, the Shareholders should also carefully consider risk factors relating to our business and Newco’s business following the Arrangement as described in Schedules C and E.
Risks of Not Proceeding with the Arrangement
Existing Operational Risk
If the Arrangement is not completed, we will continue to face all of the existing operational and financial risks of our business as described in our AIF and MD&A and herein.
Impact on Share Price and Future Business Operations
If the Arrangement is not completed there may be a negative impact on our share price, future business and operations to the extent that the current trading price of our Common Shares reflects an assumption that the Arrangement will be completed. The price of our Common Shares may decline if the Arrangement is not completed.
Costs of the Arrangement
There are certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees incurred, that must be paid even if the Arrangement is not completed. There are also opportunity costs associated with the diversion of Management attention away from the conduct of our business in the ordinary course.
If Pelangio guarantees and pledges security in connection with Newco’s proposed debt financing, Pelangio will be responsible for the debt.
Risks of Proceeding with the Arrangement
Tax Consequences
The Arrangement Agreement permits Pelangio to waive the receipt of a favourable Advance Tax Ruling. We cannot guarantee that a favourable Advance Tax Ruling will be granted or that we will receive any such ruling prior to the Effective Date. Shareholders may suffer adverse tax consequences under the ITA if the Arrangement proceeds without a favourable Advance Tax Ruling or without any Advance Tax Ruling. Shareholders are advised to consult their own tax advisors in this regard.
Ghana Options
Although Newco will have the Ghana Options to acquire the remaining 49% indirect interest in the Ghana Properties that it will not own on the Effective Date, there can be no assurance that Newco will be able to raise the requisite funds to acquire the remaining interest.

Fluctuation in Market Value of the Newco Common Shares
There is currently no market for the Newco Common Shares and there can be no assurance that an active market will develop or be sustained after the Effective Date of the Arrangement. The lack of an active public market could have a material adverse effect on the price of the Newco Common Shares.
The market price of a publicly-traded stock is affected by many variables not directly related to the corporate performance of the company, including the market in which it is traded, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the future market price of the Newco Common Shares on any stock exchange cannot be predicted.
Trading Prices
The trading price of Pelangio New Common Shares may be lower following the Arrangement than the trading price of our Common Shares prior thereto, reflecting the disposition of the Spin-off Property and such price may fluctuate significantly for a period of time following the Arrangement. The combined trading prices of Pelangio New Common Shares and Newco Common Shares received pursuant to the Arrangement may be less than, equal to or greater than the trading price of the Common Shares prior to the Arrangement.
Pre-Arrangement Consents and Approvals
Pelangio continues to seek and obtain certain necessary consents and approvals, including those relating to certain of the agreements relating to its mineral resource property interests, in order to implement the Arrangement and related transactions as currently structured. Pelangio believes that it will obtain such consents and approvals prior to the Effective Date. However, if certain approvals and consents are not received prior to the Effective Date, Pelangio may decide to proceed nonetheless, or it may either delay or amend the implementation of all or part of the Arrangement, including possibly delaying the completion of the Arrangement in order to allow sufficient time to receive such consents.
Sales of Additional Securities
Newco may issue additional Newco Common Shares in the future pursuant to the proposed debt financing, the Ghana Option Agreements as amended, the option agreement in respect of Page Lake and the Newco Option that would result in dilution to Newco Shareholders.
Sales of substantial amounts of our or Newco’s securities, or the availability of such securities for sale, could adversely affect the prevailing market prices for our or Newco’s securities. A decline in the market prices of our or Newco’s securities could impair our or Newco’s ability to raise additional capital through the sale of securities should we desire to do so.
Financing
As discussed above, Newco intends to raise debt financing, which is to be repaid on the earlier of 6 months and the closing of Newco’s next equity financing. There is no assurance that Newco will be able to conclude an equity financing to repay the loan. Consequently, Newco may need to sell some of the Detour Shares it will acquire in connection with the Arrangement to pay off the loan.
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